Resort Savers, Inc.
1004 Commercial Ave., #509

Anacortes, WA 98221-4117
Phone: (360) 873-8866
admin@resortsavers.net
www.resortsavers.net

VIA EDGAR

September 4, 2013

Max Webb

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Resort Savers, Inc.

            Amendment No. 3 to Registration Statement on Form S-1

            Filed: August 16, 2013

            File No. 333-187437

Dear Mr. Webb:

This letter is in response to your comment letter dated August 30, 2013, with regard to Amendment no. 3 to Registration Statement Form S-1 filing of Resort Savers, Inc., a Nevada corporation (“Resort Savers” or the "Company") filed on August 16, 2013.  Responses to each comment have been keyed to your comment letter.

Registration Statement Fee Table

1.      This has been revised and updated accordingly.

Certain Relationships and Related Transactions, page 37

2.      This section has been revised and updated accordingly.

Exhibit 99, Subscription Agreement

3.      The subscription agreement has been revised accordingly and filed as exhibit 99.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (admin@resortsavers.net).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Michelle LaCour

_____________________

Michelle LaCour, President